Mail Stop 4561

December 23, 2009

Mr. Brian E. Shore
President and Chief Executive Officer
Park Electrochemical Corp.
48 South Service Road
Melville, NY 11747

> **Re: Park Electrochemical Corp.**
> **Form 10-K Filed on May 15, 2009**
> **Form 8-K Filed on December 22, 2009**
> **File No. 001-04415**

Dear Mr. Shore:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended March 1, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 25

1.   We note the recognition of a $16.5 million gain realized during the 2009 fiscal year as a result of "certain legal proceedings in Germany." It appears from disclosures on page 61 that these liabilities related to pension, environmental and other liabilities. Please describe, in reasonable detail, the nature of the liabilities

involved, the legal proceedings that resulted in your determination that your settlement of these obligations is now remote and what contingencies remain. In this regard, explain why you believe that you have satisfied paragraph 16(b) of SFAS 140 in order to derecognize these liabilities.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 17 – Geographic Regions, page 65

2.   Tell us what consideration has been given to the identification of operating segments, as defined in paragraph 10 of SFAS 131. We note your description of three product lines, however, your disclosure does not include any reference to reportable segments as outlined in paragraph 16 of SFAS 131. In this regard, explain why each product line did not qualify as a reportable operating segment. We note your prior disclosure in your Form 10-K for fiscal year 2007 that you considered yourself to operate in one business segment because the advanced composite materials product line "comprised less than 10% of your assets, revenues and profit from operations on an absolute basis." We further note that your recent disclosures indicate the increasing importance of this product line and that the prior disclosures are absent from the most recent Form 10-K.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on June 24, 2009)

Compensation Discussion and Analysis, page 6

General

3.   Please refer to the staff's prior comment from our letter dated January 30, 2008, relating to the executive compensation disclosure in your Form 10-K for the fiscal year ended February 25, 2007. In response to this prior comment, you indicated in your response letter dated February 7, 2008, that the company would review its disclosure in light of the then-recent staff guidance on executive compensation disclosure, available at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm. Please tell us how you considered this staff guidance and the particular items our prior comment suggested the company should consider in preparing your Compensation Discussion and Analysis for fiscal year 2009. In this regard, we note that other than your discussion of equity compensation awarded to your named executive officers, the company's Compensation Discussion and Analysis for fiscal year 2009 is substantially similar to that provided for fiscal year 2008.

4.   Further to the comment immediately above, it is not clear how you determine the amount to pay for each element of your compensation program. See Item 402(b)(1)(vi) of Regulation S-K. You provide general disclosure of certain factors, such as "individual performance," that are considered by the committee in determining material elements of compensation. However, your disclosure lacks sufficient quantitative or qualitative analysis regarding the determination of amounts paid and other factors necessary for a complete understanding of your compensation programs. Please explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the committee's decisions with respect to other allocated awards.

5.   It appears from your disclosure that certain items of individual and/or corporate performance were material to Park's executive compensation policies and decision-making processes for fiscal 2009, for example, in determining base salaries, annual bonuses, equity compensation, and pension benefits. However, you have not identified the specific items of corporate or individual performance that the committee considers in setting compensation policies and making compensation decisions nor explained in a meaningful way how such items are considered in determining actual compensation. Please discuss the specific items and/or targets relating to individual and corporate performance that are material to Park's executive compensation policies and decision-making processes for fiscal 2009. Explain how specific forms of compensation are structured and implemented to reflect these performance items. See Item 402(b)(2)(v)-(vii) of Regulation S-K. To the extent that you have omitted disclosure of target levels with respect to certain performance-related factor(s) in reliance on Instruction 4 to Item 402(b) of Regulation S-K, please advise in your response letter which target level(s) you have omitted on this basis and confirm that in each such instance you have a competitive harm analysis that supports your reliance on that instruction.

Base Salaries

6.   You state that salaries of the company's named executive officers are determined in part based on "information gathered informally as to compensation levels of comparable companies in the same geographic location as the Company." We note also your general disclosure indicating that the company's compensation of its executive officers, other than its chief executive officer, is intended to be competitive with the compensation of executive officers of comparable companies, but that it is difficult for the company to ascertain meaningful comparisons in this regard. To the extent the company engages in benchmarking of total compensation or any material element of compensation, please identify the comparable companies and the benchmark, and disclose where actual compensation awards fell in comparison to the targeted benchmark. If you do not

benchmark compensation, please clarify the manner in which you utilize the data relating to the comparable companies.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on June 24, 2009)

Transactions with Related Persons, page 14

7.   You disclose that the company's policies require approval by your general counsel or chief executive officer and the board of directors of "any transaction between the Company and any director or executive officer of the Company or any immediate family member of a director or executive officer of the Company." Please advise, and disclose in future filings, whether this policy applies to all transactions with related persons within the meaning of Item 404(a) of Regulation S-K, including stockholders covered by Item 403(a). See Instruction 1.b.i to Item 404(a). Please also ensure that you provide all of the disclosure required by Item 404(b)(1) with respect to your policy for approval of transactions with related persons, including, for example, a description of the standards to be applied pursuant to your policy.

Form 8-K Filed on December 22, 2009

8.   Please tell us how your presentation of the non-GAAP measures Net Earnings before Special Items and Basic and Diluted Earnings Per Share before Special Items meets the requirements of Item 10(e)(1)(i) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief